As filed with the Securities and Exchange Commission on June 13, 2013

Registration No. 333-186448

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Starburst II, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	4813	46-1170005
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

11501 Outlook Street 4th Floor

Overland Park, Kansas 66211

(617) 928-9300

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Ronald D. Fisher

President

Starburst II, Inc.

11501 Outlook Street 4th Floor

Overland Park, Kansas 66211

(617) 928-9300

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo 100-6529 Japan 011-81-3-3214-6522	Robert S. Townsend, Esq. David A. Lipkin, Esq. Brandon C. Parris, Esq. Jackie Liu, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000	Charles R. Wunsch, Esq. Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251 (855) 848-3280	Thomas H. Kennedy, Esq. Jeremy D. London, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-18648) of Starburst II, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding Exhibits 2.4, 10.5, 99.9, 99.10, 99.11, 99.12 and 99.13 filed herewith. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part II of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

The following summary is qualified in its entirety by reference to the complete copy of the General Corporation Law of the State of Delaware (the “DGCL”), the certificate of incorporation and bylaws of New Sprint and the indemnification agreements entered into between New Sprint and its directors and executive officers.

Section 145 of the DGCL generally provides that all directors and officers (as well as other employees and agents of the corporation) may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with certain specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions in which the action is by or in the right of the corporation, except that indemnification extends only to expenses (including attorneys’ fees) incurred in connection with defense or settlement of an action, and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the DGCL also provides that the rights conferred thereby are not exclusive of any other right to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a director or officer upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified. New Sprint’s bylaws provide that New Sprint will indemnify its officers, directors, employees and agents to the fullest extent allowable under Delaware law. This indemnity includes the right to be paid, in advance, by New Sprint the expenses incurred in defending any proceeding. In addition, New Sprint has entered into indemnification agreements with its current directors and executive officers and anticipates entering into indemnification agreements with new directors and executive officers. In general, these agreements provide, or will provide, that New Sprint indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer of New Sprint or its subsidiaries.

As permitted by Section 102(b)(7) of the DGCL, the certificate of incorporation of New Sprint provides that no director shall be personally liable to New Sprint or its stockholders for monetary damages for breach of fiduciary duty as a director other than (i) for any breach of the director’s duty of loyalty to New Sprint and its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL regarding the liability of directors for the unlawful payment of dividends or the unlawful stock purchase or redemption and (iv) for any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL also permits a corporation to purchase and maintain insurance on behalf of any director, officer, employee or agent against any liability asserted against such person acting in his or her capacity, whether or not the corporation would have the power to indemnify such person against such liability. New Sprint’s bylaws authorize it to provide insurance for its directors, officers, employees or agents against any liability asserted against such person, whether or not New Sprint would have the power to indemnify such a person under Delaware law.

Item 21.	Exhibits and Financial Statement Schedules

(a) See Exhibit Index.

Item 22.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

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(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each filing of the Registrant’s annual report pursuant to Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Overland Park, State of Kansas on June 13, 2013.

STARBURST II, INC.

By:	/s/ Ronald D. Fisher
Ronald D. Fisher
President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

*	Director and President	June 13, 2013
Ronald D. Fisher	(Principal Executive Officer)

*	Director, Treasurer and Secretary (Principal	June 13, 2013
Steven J. Murray	Financial Officer and Principal Accounting Officer)

*By:	/s/ Ronald D. Fisher
Ronald D. Fisher
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Document

2.1†	Agreement and Plan of Merger, dated as of October 15, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (included as part of Annex A to the proxy statement-prospectus beginning on page Annex A-1 forming a part of this Registration Statement and incorporated herein by reference) (The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

2.2†	First Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into on November 29, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (included as part of Annex A to the proxy statement-prospectus beginning on page Annex A-132 forming a part of this Registration Statement and incorporated herein by reference)

2.3†	Second Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into on April 12, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (included as part of Annex A to the proxy statement-prospectus beginning on page Annex A-134 forming a part of this Registration Statement and incorporated herein by reference)

2.4	Third Amendment to Agreement and Plan of Merger, dated as of June 10, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (incorporated herein by reference to Exhibit 2.1 of Starburst II, Inc.’s Current Report on Form 8-K filed June 11, 2013) (File No. 333-186448).

3.1†	Amended and Restated Certificate of Incorporation of Starburst II, Inc.

3.2†	Form of Amended and Restated Certificate of Incorporation of Starburst II, Inc. as will be in effect at the effective time of the SoftBank Merger

3.3†	Bylaws of Starburst II, Inc.

3.4†	Form of Amended and Restated Bylaws of Starburst II, Inc. as will be in effect at the effective time of the SoftBank Merger (included as Exhibit C to the Agreement and Plan of Merger, included as part of Annex A to the proxy statement-prospectus beginning on page Annex A-99 forming a part of this Registration Statement, and incorporated herein by reference)

4.1†	Form of specimen stock certificate for Starburst II, Inc. common stock

4.2†	Form of Warrant Agreement for Starburst II, Inc. common stock (included as Exhibit D to the Agreement and Plan of Merger, included as part of Annex A to the proxy statement-prospectus beginning on page Annex A-124 forming a part of this Registration Statement and incorporated herein by reference)

5.1†	Opinion of Morrison & Foerster LLP as to the validity of the shares of Starburst II, Inc. common stock

8.1†	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters

10.1†	Bond Purchase Agreement, dated as of October 15, 2012, by and between Sprint Nextel Corporation and Starburst II, Inc.

10.2†	Indemnification Agreement, dated as of January 30, 2013, by and between Starburst II, Inc. and Ronald D. Fisher

10.3†	Indemnification Agreement, dated as of January 30, 2013, by and between Starburst II, Inc. and Steven J. Murray

10.4†	Indemnification Agreement, dated as of January 30, 2013, by and between Starburst II, Inc. and Masayoshi Son

10.5	First Amendment to Bond Purchase Agreement, dated as of June 10, 2013, by and between Sprint Nextel Corporation and Starburst II, Inc. (incorporated herein by reference to Exhibit 10.1 of Starburst II, Inc.’s Current Report on Form 8-K filed June 11, 2013) (File No. 333-186448).

21.1†	Subsidiaries of Starburst II, Inc.

23.1†	Consent of Morrison & Foerster LLP (included in Exhibit 5.1 hereto)

23.2†	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1 hereto)

23.3†	Consent of KPMG LLP, Independent Registered Public Accounting Firm (Sprint Nextel Corporation)

23.4†	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm (Starburst II, Inc.)

23.5†	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm (Clearwire Corporation)

24.1†	Power of Attorney

99.1†	Consent of Citigroup Global Markets Inc., dated April 29, 2013

99.2†	Consent of Rothschild Inc., dated April 29, 2013

99.3†	Consent of UBS Securities LLC, dated April 29, 2013

99.4†	Director Nominee Consent of Daniel R. Hesse

99.5†	Director Nominee Consent of Masayoshi Son

99.6†	Form of Proxy Card of Sprint Nextel Corporation

99.7†	Form of Election Form and Letter of Transmittal

99.8†	Form of Exchange Form and Letter of Transmittal for Non-Electing Holders

99.9	Director Nominee Consent of Michael G. Mullen

99.10	Consent of Citigroup Global Markets Inc., dated June 13, 2013

99.11	Consent of Rothschild Inc., dated June 13, 2013

99.12	Consent of UBS Securities LLC, dated June 13, 2013

99.13	Consent of Merrill, Lynch, Pierce, Fenner & Smith Incorporated, dated June 13, 2013

†	Previously filed.